FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Sub:	Qualified institutions placement of equity shares of face value of Rs. 2 each (“Equity Shares”) by ICICI Bank Limited (the “Bank”) under Chapter VI of the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, as amended (the “SEBI ICDR Regulations”) and Sections 42 and 62 of the Companies Act, 2013 and the rules framed thereunder, each as amended (the “Issue”)

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Further to our letter dated August 10, 2020 intimating you about the meeting of the Issuance Committee of the Board of Directors of the Bank (the “Issuance Committee”) in respect of the Issue, we wish to inform you that the Issuance Committee at its meeting held today, i.e., August 14, 2020 has, inter alia, passed the following resolutions:

a.	Approved the closure of the issue period for the Issue today, i.e., August 14, 2020;

b.	Determined and approved the issue price of Rs. 358.00 per Equity Share (including a premium of Rs. 356.00 per Equity Share), determined as per formula prescribed under Regulation 176(1) of the SEBI ICDR Regulations, for the Equity Shares to be allotted to the eligible qualified institutional buyers in the Issue;

c.	Approved and adopted the placement document dated August 14, 2020; and

d.	Approved and finalized the confirmation of allocation note to be sent to the eligible qualified institutional buyers, intimating them of allocation of Equity Shares pursuant to the Issue.

The meeting of the Issuance Committee of Board commenced at 10:00 p.m. and concluded at 10:03 p.m.

Kindly take the same on record.

This announcement is not an offer of securities for sale in the United States. Any securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or any United States state securities laws, and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in accordance with any applicable United States state securities laws. There is no intention to register any securities referred to herein in the United States or to make a public offering of the securities in the United States.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 14, 2020	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager